NO Act

P.E.
12/17/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14008631

DIVISION OF
CORPORATION FINANCE

January 14, 2015

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-14-15

Re: Dominion Resources, Inc.
Incoming letter dated December 17, 2014

Dear Ms. Thrower:

This is in response to your letter dated December 17, 2014 concerning the shareholder proposal submitted to Dominion by Joyce A. Loving. We also have received a letter from the proponent dated January 8, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Joyce A. Loving
*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 17, 2014

The proposal requests that "as elected board directors' terms of office expire, Dominion appoint at least one expert independent director" who satisfies the criteria specified in the proposal.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Dominion to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dominion relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
(Sent via email to: shareholderproposals@sec.gov)

Re: Response to Dominion Resources Inc. Proposal to Exclude Shareholder Proposal

Ladies and Gentlemen:

I submitted the resolution (provided below) to Dominion Resources, regarding having an independent climate expert recommended for the board. On behalf of Dominion Resources, General Counsel Meredith Thrower stated in her letter of December 17, 2014 the intention to omit this resolution from the proxy materials to be distributed in conjunction with the 2015 annual meeting of shareholders. Ms. Thrower's bases were Rule 14a-8(i)(3) "Impermissibly vague", Rule 14a-8(i)(3) "Violates state law" and Rule 14a-8(i)(3) "Company lacks the power to implement." I hereby submit the following comments urging you to reject Dominion Resources' request. Below is the text of the resolved clause of the resolution:

RESOLVED: Shareholders request that as elected board directors' terms of office expire, Dominion appoint at least one expert independent director* satisfying the described criteria, who shall have designated responsibility on the board for climate risk/environmental matters.

*A director is "independent" if, during the preceding three years, he or she was **NOT**

- affiliated with a company that was an advisor or consultant to Dominion;
- employed by or had personal service contract(s) with Dominion or its senior management;
- affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
- in a business relationship with Dominion worth at least $100,000 annually;
- employed by a public company at which an executive officer of Dominion serves as a director;
- in a relationship of the sorts described herein with any affiliate of Dominion; and
- a spouse, parent, child, sibling or in-law of any person described above.

Addressing the challenge via Rule 14a-8(i)(3) "Impermissibly vague" : Ms. Thrower states that having the "Proponent's Standard" and the NYSE list of requirements makes this proposal too confusing. This proposal has been presented for a vote to at least 10 companies since 2011, and has been voted on by the governing bodies of those companies at least 17 times since 2011 (many times with votes over 20%)[1]. The list of criteria for the independent director was exactly the same in those other resolutions calling for an independent director with environmental expertise. Obviously, independent of the

[1] http://www.ceres.org/investor-network/resolutions#!/subject=Governance&year=&company=&filer=&sector=&status=&memo=&all=board

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Proponent's list of criteria, Dominion still has to satisfy all other criteria required by NYSE regulations, state regulations, federal regulations, etc. The fact that in some cases the Proponent's Standard is more exacting simply means that if the resolution were to pass, Dominion would have to meet those standards in addition to the NYSE standards. Using the example from Ms. Thrower's letter, the fact that the Proponent's Standard requires that an independent director receive less than $100K from the Company, and the NYSE standard allows up to $120K, simply means that if the resolution succeeded, the independent director would need to receive less than $100K. Dominion handles this type of requirement assessment often, in their efforts to abide by federal law, state laws, local laws, and NYSE regulations simultaneously. I do not believe that having a "Proponent's Standard" makes this proposal impermissibly vague, and it certainly has not done so in any of the other instances where it has come to a vote.

Addressing the challenge via Rule 14a-8(i)(3) "Violates state law": Ms. Thrower states that this proposal is unlawful because it asks Dominion to appoint a director rather than elect one. In this case, the wording of this resolution does differ from the others that have been presented for vote at other companies. I was simply using "appoint" as a shorthand for "recommend for vote by the board," since in all of the preceding shareholder meetings I am aware of, it has never been the case that Dominion's executives have recommended a candidate and that candidate has failed to be elected. In fact, I am not aware of a recommended candidate who has received less than 90% of the vote. However, I would be happy to change the wording of the first sentence of the resolved statement to replace "appoint" with "recommend" as follows:

Shareholders request that as elected board directors' terms of office expire, Dominion recommend at least one expert independent director* satisfying the described criteria, who shall have designated responsibility on the board for climate risk/environmental matters.

Addressing the argument in paragraph B of this section, that a committee would be created consisting of only one director : The fact that this resolution states that this board member would have responsibility for environmental/climate risk matters does not inherently create a subcommittee; rather, it acknowledges that this individual would have an expertise that the other members of the committee could rely on. This same type of statement is in the other proposals calling for an independent director with environmental expertise (see proposals at http://www.ceres.org/investor-network/resolutions#!/subject=Governance&year=&company=&filer=&sector=&status=&memo=&all=board), as a way to "ensure that the highest levels of attention are devoted to environmental standards" and "demonstrating the seriousness with which the company is addressing environmental issues."

Addressing the challenge via Rule 14a-8(i)(3) "Company lacks the power to implement": In subparagraph A of this part, Ms. Thrower again states that Dominion cannot appoint a director. As noted above, I am willing to replace the word "appoint" with "recommend". In subparagraph B of this part, Ms. Thrower states that Dominion cannot comply with this resolution because it could not guarantee that the environmental qualifications of the director would not erode over time. This same resolution has been presented to vote over 17 times since 2011. The same wording has been used to define environmental expertise. The board of Dominion currently has no member with credible climate/environmental expertise; as a company that has been engaged for many years to a great degree in burning coal for electricity, their expertise lies in other areas. Certainly in electing a board member one can never be certain that the electee won't fall ill, lose mental acuity to a disease like Alzheimer's, fall prey to some consuming vice like drugs or alcohol, or fall behind in their technical or financial management expertise. But not electing a board member who is currently an expert on climate-related risk, merely because he or she may at some point lose technical edge, is not a reasonable justification for Dominion's challenge. There are ample opportunities for board members to seek continuing technical training and education opportunities throughout their tenure on the board and as professionals. In all the other instances of this same resolution coming to a vote at other companies, this has not been discussed as a valid concern.

For the foregoing reasons, I urge you to reject the Company's no action request. As stated, I am willing to alter the word "appoint" to "recommend" in the Resolved statement. I respectfully request that my proposal not be excluded from the proxy materials for the 2015 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain its intent to so exclude it. Please feel free to phone or e-mail me with any further questions.

Sincerely,

/s/

Joyce A. Loving

Cc: Sharon L. Burr, Deputy General Counsel
Sharon.L.Burr@dom.com

Meredith Sanderlin Thrower, Senior Counsel
Meredith.S.Thrower@dom.com

Karen Doggett, Assistant Corporate Secretary and Director – Governance
Karen.Doggett@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion®

December 17, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Joyce A. Loving Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 20, 2014, by Joyce A. Loving ("Ms. Loving" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2015. I respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Loving any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that as elected board directors' terms of office expire, Dominion appoint at least one expert independent director* ***satisfying the described criteria*** [italics and emphasis added], who shall have designated responsibility on the board for climate risk/environmental matters.
>
> *A director is "independent" if, during the preceding three years, he or she was NOT
>
> - affiliated with a company that was an advisor or consultant to Dominion;
> - employed by or had personal service contract(s) with Dominion or its senior management;
> - affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
> - in a business relationship with Dominion worth at least $100,000 annually;
> - employed by a public company at which an executive officer of Dominion serves as a director;
> - in a relationship of the sorts described herein with any affiliate of Dominion; and
> - a spouse, parent, child, sibling or in-law of any person described above.

The words "satisfying the described criteria" appear to refer to the following description contained in the supporting statement:

The independent director would require:

- a high level of expertise in climate science and other environmental matters regarding use of renewable resources to produce electricity;
- wide recognition in the business, scientific, climate science, and environmental communities as an authority in these fields; and
- the qualification, subject to exceptions in extraordinary circumstances explicitly specified by the board, to be an independent director* under the standards applicable to Dominion as an NYSE-listed company.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and, therefore, materially misleading in violation of Rule 14a-9;
- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law to which it is subject; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

DISCUSSION

I. Rule 14a-8(i)(3) – the Proposal may be excluded because the Proposal is impermissibly vague and indefinite and, therefore, materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Staff has clarified its position on the application of this Rule, noting that shareholder proposals may be excluded under Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Staff further indicated that this objection is warranted "where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal calls for the appointment to the Company's board of directors of an independent director with environmental expertise. The Proposal sets forth a standard for determining whether the person to be nominated as the environmental expert is independent. This independence test, set forth in the language of the Proposal itself, provides that a director is independent if he or she does not fall into one of seven specified categories (the "Proponent's Standard"). However, the Proponent's supporting statement refers to an alternative independence test to be satisfied – the standards contained in the New York Stock Exchange's Listed Company Manual (the "NYSE Standard"), which are also the standards that the Company is required to apply in its proxy statement and other disclosures regarding director independence under Item 407(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act.

These conflicts render the Proposal inherently vague and indefinite such that neither the shareholders voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal is subject to materially differing interpretations because the Proponent's Standard differs in several key respects from the NYSE Standard. For example, under the NYSE Standard, a director who has received more than $120,000 in direct compensation from the listed company is not independent. However, under the Proponent's Standard, the receipt of $100,000 or more as a result of a "business relationship" would disqualify a director from being independent. It would thus be possible for a person to satisfy the NYSE Standard for independence, but not satisfy the Proponent's Standard, making it uncertain as to whether such director would be independent under the terms of the Proposal.

The Proponent's Standard would also disqualify a director from being independent if he or she was employed at any time in the three years preceding such person's election to the board by a public company at which an executive officer of Dominion serves as a director. The NYSE Standard would only require a disqualification of independence if the employment of the director was as an executive officer of that other company, and one of Dominion's officers serves or served on that other company's compensation committee, not just its board generally. Again, it would thus be possible for a person to satisfy the NYSE Standard for independence, but not satisfy the Proponent's Standard, making it uncertain as to whether such director would be independent under the terms of the Proposal.

The NYSE Standard contains provisions that pertain to a director's involvement with the listed company's external auditor, which is wholly unaddressed by the Proponent's Standard. Here, it would be possible for a person to satisfy the Proponent's Standard for independence, but not satisfy the NYSE Standard, making it uncertain as to whether such director would be independent under the terms of the Proposal.

In addition to the uncertainty created by the fact that it is unclear which of the two independence standards the Proponent intends to apply to the new environmental expert director, and the impossibility of both applying, there is additional uncertainty in that it is possible that the Proponent did not intend to create a new independence standard at all, but rather made significant errors in describing the existing standard to which the Company's current independent directors must conform. The NYSE Standard is the independence test that the rules promulgated under the securities laws require the Company to use when assessing the independence of its directors for disclosure purposes in its Annual Report on Form 10-K and/or in its Proxy Materials. Specifically, the applicable rule, Item 407(a) of Regulation S-K, provides that a registrant listed on a national securities exchange must make its determinations as to the independence of a director "in compliance with the listing standards applicable to the registrant." Because the Company's securities are listed on the New York Stock Exchange, the Company is already legally required to apply the NYSE Standard to assess independence. Thus, because the Proponent's Standard differs so materially from the NYSE Standard (as described above), a possible result of including the Proposal in the Proxy Materials would be to mislead the Company's shareholders as to the nature of the current independence standards currently applicable to independent directors.

The Staff has previously allowed the exclusion of shareholder proposals where the proposal is subject to materially differing interpretations on the grounds that neither the shareholders nor the company would be able to determine with reasonable certainty what actions or measures the proposal requires. *FirstEnergy Corp.* (February 21, 2013) (permitting the exclusion of a proposal asking for the adoption of a policy prohibiting the acceleration of vesting of any future equity pay where the company alleged that key terms were not defined and the proposal was subject to multiple, plausible interpretations); *General Electric Company* (January 14, 2013) (permitting the exclusion of a proposal requesting that vested option shares be returned to the company following the holder's death where the company made similar objections); and *Prudential Financial, Inc.* (February 16, 2007) (permitting the exclusion of a proposal urging the board to seek shareholder approval for certain management incentive compensation plans as vague and indefinite where the company argued, among other things, that the proposal was "subject to at least two different interpretations"). Like these excludable proposals, the Proposal is impermissibly vague and indefinite, and therefore, materially misleading in violation of Rule 14a-9 and the Company may exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3).

II. Rule 14a-8(i)(2) – the Proposal may be excluded because the Proposal would, if implemented, cause the Company to violate state law to which it is subject.

A. The Proposal would improperly deprive shareholders of the right to elect directors upon the expiration their terms.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state . . . law to which it is subject." The Proposal asks the Company to appoint at least one independent director that has "a high level of expertise in climate science and other environmental matters regarding [the] use of renewable resources to produce electricity" and is widely recognized "in the business, scientific, climate science and environmental communities as an authority in these fields." We interpret this as a request to the Company's board of directors. The Company is incorporated under the laws of the Commonwealth of Virginia, and as discussed in the opinion of McGuireWoods LLP attached hereto as Exhibit B (the "McGuireWoods Opinion"), the implementation of the Proposal, if approved, would cause the Company to violate Virginia law.

Under Virginia law, directors are elected by the shareholders of a corporation. Specifically, the Virginia Stock Corporation Act ("VSCA") provides that directors on a corporation's board of directors are to be elected at annual shareholders' meetings. Va. Code Ann. § 13.1-675D. Consistent with the VSCA, Dominion's Articles of Incorporation specify that "each holder of record of outstanding shares of stock entitled to vote at any meeting of stockholders shall, as to all matters in respect of which such stock has voting power, be entitled to one vote for each share of such stock held by him, as shown by the stock books of the Corporation, and may cast such vote in person or by proxy." Article III, Division C of Dominion's Articles of Incorporation, as amended and restated, effective May 20, 2010. Dominion's bylaws make even clearer the principle that Dominion's shareholders have the right to elect directors, stating that "each director shall be elected by a majority of votes cast at any meeting of shareholders for the election of directors..." Article XII of Dominion's Bylaws, as amended and restated, effective May 3, 2013.

Under Virginia law, the only circumstance under which the Company's board of directors, rather than its shareholders, can appoint a director is if a vacancy occurs on the board (Va. Code Ann. § 13.1-682). For example, the board would be authorized to appoint a director to fill a vacancy due to a director's death, resignation or removal prior to the expiration of such director's term, or as a result of an increase in the number of directors. The term of any director appointed by the board to fill a vacancy has a term that expires at the next shareholders' meeting at which directors are elected (Va. Code Ann. § 13.1-677D). Consistent with these statutes, Dominion's bylaws provide that "[i]f the office of any Director shall become vacant, the Directors, at the time in office, whether or not a quorum, may by majority vote of the Directors then in office, choose a successor who shall hold office until the next annual meeting of Shareholders." Article XVIII of Dominion's Bylaws, as amended and restated, effective May 3, 2013. It is important to note that such an appointment would only be for a partial term ending at the next annual meeting of shareholders. Upon the expiration of a director's term at the time of the annual meeting of shareholders, under Virginia law, only the shareholders have the right to elect new directors, or reelect the current directors, as applicable. The Proposal, however, would require that upon the expiration of one or more of the current directors' term of office, Dominion's board "appoint" a director meeting the criteria set forth by Ms. Loving, usurping the power to elect directors vested exclusively in the shareholders by the VSCA and Dominion's organizational documents.

Accordingly, for all of the reasons stated above, the Proposal, if implemented as requested, would cause the Company to violate Virginia law and may therefore be excluded under Rule 14a-8(i)(2) because, if implemented, it would impermissibly and unlawfully require Dominion's board to exercise voting rights reserved under Virginia law to Dominion's shareholders.

B. The Proposal would impermissibly cause the creation of a committee consisting of only one director.

As discussed in Section II.A. of this letter, Rule 14a-8(i)(2) permits a company to exclude a proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state law to which it is subject. The Proposal calls for the appointment of an independent director with specific environmental and climate science expertise and the allocation of the board's responsibility for climate risk/environmental matters to that director. Under Virginia law, the board of directors of a corporation acts as a collective body. See Va. Code Ann. § 13.1-685 (requiring that a written consent be obtained from each director on the board when the board acts by written consent in lieu of a meeting) and Va. Code Ann. § 13.1-688 (providing that action be taken by majority vote of a quorum at a meeting of directors). The only circumstance contemplated by the VSCA in which a subset of a board can be allocated responsibility for a specific topic is through the appointment of a committee. See Va. Code Ann. §§ 13.1-689 and 690B(3). Consistent with this, Dominion's bylaws also provide for the empowerment of a committee to exercise the authority of the board. Article XIV of Dominion's Bylaws, as amended and restated, effective May 3, 2013. By requiring the full board of directors of Dominion to delegate particular board-level responsibilities to a subset of directors, the Proposal essentially is calling for the creation of a board committee having responsibility over climate risk/environmental matters.

Under Virginia law, each committee of the board of directors of a corporation must have ***two or more*** members who serve at the pleasure of the full board. Va. Code Ann. § 13.1-689A (emphasis added). The Proposal, however, only requires that a minimum of one environmental expert be appointed to Dominion's board, and further provides that such environmental expert director shall be delegated specific responsibility in his area of expertise. Accordingly, if Dominion's board only appoints one environmental expert to the board, consistent with the language of the Proposal, then the Proposal is calling for the creation of a board committee consisting of only one director; this is in violation of the plain language of Virginia's corporate statute pertaining to committees of a board of directors. Therefore, the Proposal, if implemented as requested, would cause the Company to violate Virginia law and may be excluded under Rule 14a-8(i)(2).

III. Rule 14a-8(i)(6) – the Proposal may be excluded because the Company would lack the authority to implement the Proposal.

A. The Company lacks the power or authority to implement the Proposal because the Proposal, if implemented, would cause the Company to violate Virginia law.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because the Proposal requests that Dominion take actions that would violate Virginia corporate law, as set forth in Section II of this letter and in the McGuireWoods Opinion, by (i) requiring that the board of directors of Dominion exercise powers, namely the election of one or more directors upon the expiration of directors' terms, that are specifically reserved to the shareholders and (ii) calling for the creation of a board committee consisting of only one director.

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(6) when the proposals seek action contrary to applicable state law. See, e.g., *PG&E Corporation* (February 25, 2013) (proposal directing the company to "revise its current smart meter opt out policy to allow no initial fees for opting out and no fees for reading opt out meter with any fees already paid to be returned to the customer" would violate state law); *Comcast Corporation* (March 17, 2010) (proposal urging the board to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through executive compensation programs for a specific period of time would violate state law); *Ball Corporation* (January 25, 2010) (proposal asking the company to take steps necessary to reorganize the board of directors into one class subject to election each year would violate state law); *PG&E Corp.* (February 25, 2008) (permitting exclusion of a proposal that would violate state law); and *Bank of America Corp.* (February 26, 2008) (proposal requesting the board disclose fees paid to a compensation consultant that was subject to a confidentiality agreement would violate North Carolina law).

Therefore, it would not be appropriate for the Company to submit a proposal to its shareholders for a vote if the proposal, if approved, would violate Virginia corporate law and would be beyond the Company's power and authority to implement. Accordingly, the Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(6).

B. The Company lacks the power or authority to implement the Proposal because it cannot assure that a director satisfies the applicable criteria at all times.

As noted above, Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Proposal requires the appointment of an individual to the Company's board of directors that is independent and satisfies certain criteria with respect to his or her environmental expertise, namely, that he or she have "a high level of expertise in climate science and other environmental matters regarding [the] use of renewable resources to produce electricity" and be widely recognized "in the business, scientific, climate science and environmental communities as an authority in these fields."

The Proposal contains language allowing the Company's board to make exceptions in extraordinary circumstances to the requirement that the environmental expert director be independent. However, this exception is only applicable to the independence requirement; there are no opportunities or mechanisms to cure a violation of the standards regarding environmental expertise requested in the Proposal. In 2005, the Staff, after considering a number of shareholder proposals pertaining to a particular director qualification (independence), and accompanying requests for no action relief by companies seeking to exclude such proposals, provided its analysis with respect to such proposals. Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Staff stated that while it did not agree with the argument made by a number of companies that such companies are unable to ensure the election of independent directors, it did agree that a board lacks the power to ensure that any director will retain his or her independence at all times. SLB 14C. The Staff further provided that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, [it would] permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. SLB 14C. Accordingly, the Staff has acted consistently with these statements. See *Allied Waste Industries, Inc.* (March 21, 2005) (permitting the exclusion of a proposal that did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal); *Merck & Co., Inc.* (December 29, 2004) (refusing to allow exclusion of a proposal that did provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal); and *The Walt Disney Co.* (November 24, 2004) (refusing to allow exclusion of a proposal that did provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal).

While the Proponent has crafted the language of the Proposal to comply with the Staff's policies and previous decisions pertaining to a board's inability to maintain the independence of its directors at all times, the environmental criteria, as additional appointment criteria, are no less subject to Rule 14a-8(i)(6) and the Staff's interpretations thereof. That is, the Proposal is excludable because there is no opportunity or mechanism for Dominion's board to cure a violation of the environmental expertise standards requested in the Proposal. It is plausible, and perhaps even likely, that because of rapid advancements being made in the area of renewable resource electricity-generation technologies and/or the scientific community's continuing and evolving understanding of how the climate operates and is impacted by manmade and other phenomena (like volcanoes and solar flares) that during a director's service, especially if over multiple terms, such director may at some point no longer qualify as having "a high level of expertise" in these areas. Moreover, as a result of these changes, and/or other developments over which the director has little to no control, the recognition of such director as an authority by the business, scientific, climate science and environmental communities may erode slowly or be subject to rapid change. For example, it is possible that earlier scholarship or studies prepared, authored or otherwise overseen by an environmental expert appointed to Dominion's board may be proven to be incorrect, and/or his or her predictions may prove to be inaccurate; in either case, it is conceivable that such director's standing among the applicable communities might deteriorate, either rapidly or slowly, to such a point at which it would not be possible to conclude such director continues to be "an authority" in these fields. Accordingly, like independence, the environmental expertise director qualification criteria should be subject to the same requirements that apply to independence – an opportunity or mechanism to cure a violation of the standard requested in the proposal must be provided. Because the Proposal does not include this with respect to such criteria, we believe that the Proposal may be excluded because the Company would lack the power or authority to implement the proposal.

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 819-2139 or at meredith.s.thrower@dom.com or Jane Whitt Sellers at (804) 775-1054 or at jsellers@mcguirewoods.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Ms. Joyce A. Loving

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Joy Loving ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 20, 2014 11:38 AM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Subject: Shareholder Resolution Proposal
Attachments: Submittal Letter for Shareholder Proposed Resolution by Joyce A Loving for 2015 Proxy Statement.pdf; Shareholder Proposed Resolution by Joyce A Loving for 2015 Proxy Statement.pdf

Dear Ms. Reid and Ms. Doggett:

Attached to this message is the submittal letter (pdf) and shareholder resolution (also pdf) that I hereby present for inclusion in the proxy for the 2015 Dominion shareholder meeting. Please acknowledge your receipt of this email & its attachments at your earliest convenience. Many thanks.

Joyce (Joy) A Loving

FISMA & OMB Memorandum M-07-16

Joyce A Loving

FISMA & OMB Memorandum M-07-16

November 20, 2014

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution that I hereby submit for inclusion in the 2015 proxy statement for the 2015 Dominion shareholders' meeting. Because I am sending you the resolution and this letter via email (at Carter.Reid@dom.com), the two documents are separate attachments to my email message.

I am a current stockholder in Dominion Resources, with well over $2,000 in shares continuously since well prior to November 20, 2013. I intend to hold the shares past the date of the 2015 shareholders' meeting. I hold these shares directly with Dominion and via certificate; the account ***FISMA & OMB Memorandum M-07-16*** access the account to verify my holdings; they are jointly held with my spouse, Lloyd L Pollitt. Per my email correspondence with you and Ms. Doggett last year, I am assuming that you are able to confirm my share ownership status without my providing additional information. Please inform me promptly if that is not the case.

I am happy to conduct all correspondence on this matter via email. Thank you for your time and attention.

Sincerely,

Joyce A Loving

Attachment: Shareholder proposal
(Included in email transmission)

Cc: Karen Doggett (Karen.Doggett@dom.com)

WHEREAS:

Climate-science/environmental expertise is critical to Dominion's success, because of the significant climate risks and other environmental issues associated with its operations. All stakeholders are focused on these impacts. Dominion does not have an independent director with climate-science/environmental expertise and designated responsibility for climate risk/environmental matters. Dominion's inability to demonstrate that its climate risk assessments and environmental policies and practices are consistent with internationally accepted standards can present difficulties in raising new capital and obtaining necessary licenses.

Dominion stakeholders are increasingly concerned about devastation and costs resulting from contributions to severe weather events from global climate change. A leading cause of climate change is man-made carbon emissions from burning fossil fuels. Dominion is the largest industrial source of carbon emissions in Virginia. The company must mitigate its environmental challenges and manage its climate risk in an effective, strategic and transparent manner to minimize its operations' adverse environmental impacts.

Climate risk/environmental management is critical to the company's future success. Dominion would benefit by addressing the climate risk/environmental impact of its business at the most strategic level. An authoritative figure with acknowledged climate science expertise and standing would perform a valuable and strategic role, enabling Dominion to address more effectively environmental issues inherent in its business, including climate risk and other environmental and health impacts of such large projects as the three currently proposed VA pipelines. This expert would also help ensure focus at the highest levels on the development of climate risk/environmental standards for all new and ongoing projects and strengthen Dominion's ability to demonstrate the seriousness with which it addresses climate risk/environmental issues.

The independent director would require:

- a high level of expertise in climate science and other environmental matters regarding use of renewable resources to produce electricity;
- wide recognition in the business, scientific, climate science, and environmental communities as an authority in these fields; and
- the qualification, subject to exceptions in extraordinary circumstances explicitly specified by the board, to be an independent director* under the standards applicable to Dominion as an NYSE-listed company.

RESOLVED:

Shareholders request that as elected board directors' terms of office expire, Dominion appoint at least one expert independent director* satisfying the described criteria, who shall have designated responsibility on the board for climate risk/environmental matters.

*A director is "independent" if, during the preceding three years, he or she was NOT

- affiliated with a company that was an advisor or consultant to Dominion;
- employed by or had personal service contract(s) with Dominion or its senior management;
- affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
- in a business relationship with Dominion worth at least $100,000 annually;
- employed by a public company at which an executive officer of Dominion serves as a director;
- in a relationship of the sorts described herein with any affiliate of Dominion; and
- a spouse, parent, child, sibling or in-law of any person described above.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Friday, November 21, 2014 1:18 PM
To: 'Joy Loving'
Cc: Carter Reid (Services - 6)
Subject: RE: Shareholder Resolution Proposal

Dear Ms. Loving,

By way of this email, I am confirming receipt of your email and its attachment on Thursday, November 20.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: ***FISMA & OMB Memorandum M-07-16***
karen.doggett@dom.com

From: Joy Loving ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 20, 2014 11:38 AM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Subject: Shareholder Resolution Proposal

Dear Ms. Reid and Ms. Doggett:

Attached to this message is the submittal letter (pdf) and shareholder resolution (also pdf) that I hereby present for inclusion in the proxy for the 2015 Dominion shareholder meeting. Please acknowledge your receipt of this email & its attachments at your earliest convenience. Many thanks.

Joyce (Joy) A Loving

FISMA & OMB Memorandum M-07-16

Exhibit B
McGuireWoods Opinion

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

December 17, 2014

Board of Directors
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Shareholder Proposal submitted November 20, 2014 by Joyce A. Loving

Ladies and Gentlemen:

In connection with the request of Dominion Resources, Inc. ("Dominion" or the "Company") to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") regarding the exclusion from your 2015 annual meeting proxy materials of a shareholder proposal (the "Shareholder Proposal") submitted to the Company on November 20, 2014 by Joyce A. Loving (the "Proponent"), you have asked for our opinion as to whether the Shareholder Proposal calls for action consistent with the laws of the Commonwealth of Virginia, the Company's jurisdiction of incorporation, or whether the Shareholder Proposal, if implemented, would cause the Company to violate Virginia law.

In connection with this opinion letter, we have reviewed the Company's Articles of Incorporation, as in effect on the date hereof (the "Articles"), the Company's Amended and Restated Bylaws, as in effect on the date hereof, the Shareholder Proposal and such other records and documents as we have deemed necessary for purposes of this opinion letter.

The Shareholder Proposal requests that:

Shareholders request that as elected board directors' terms of office expire, Dominion appoint at least one expert independent director* satisfying the described criteria, who shall have designated responsibility on the board for climate risk/environmental matters.

*A director is "independent" if, during the preceding three years, he or she was NOT

- affiliated with a company that was an advisor or consultant to Dominion;
- employed by or had personal service contract(s) with Dominion or its senior management;

- affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
- in business relationship with Dominion worth at least $100,000 annually;
- employed by a public company at which an executive officer of Dominion serves as a director;
- in a relationship of the sorts described herein with any affiliate of Dominion; and
- a spouse, parent, child, sibling or in-law of any person described above.

The Virginia Stock Corporation Act ("VSCA") provides that directors are elected by the shareholders of a corporation. Specifically, the VSCA provides that directors on a corporation's board of directors are to be elected at annual shareholders' meetings (Va. Code Ann. § 13.1-675D). The Articles provide that "each holder of record of outstanding shares of stock entitled to vote at any meeting of stockholders shall, as to all matters in respect of which such stock has voting power, be entitled to one vote for each share of such stock held by him, as shown by the stock books of the Corporation, and may cast such vote in person or by proxy." Article III, Division C of the Articles. The Company's Bylaws provide that that "each director shall be elected by a majority of votes cast at any meeting of shareholders for the election of directors..." Article XII of the Company's Bylaws, as amended and restated, effective May 3, 2013.

Under Virginia law, the only circumstance under which the Company's board of directors, rather than its shareholders, can appoint a director is if a vacancy occurs on the board (Va. Code Ann. § 13.1-682). For example, the board would be authorized to appoint a director to fill a vacancy due to a director's death, resignation or removal prior to the expiration of such director's term, or as a result of an increase in the number of directors. The term of any director appointed by the board to fill a vacancy has a term that expires at the next shareholders' meeting at which directors are elected (Va. Code Ann § 13.1-677D). Consistent with these statutes, Dominion's bylaws provide that "[i]f the office of any Director shall become vacant, the Directors, at the time in office, whether or not a quorum, may by majority vote of the Directors then in office, choose a successor who shall hold office until the next annual meeting of Shareholders." Article XVIII of Dominion's Bylaws, as amended and restated, effective May 3, 2013. Upon the expiration of a director's term at the time of the annual meeting of shareholders, under Virginia law, only the shareholders have the right to elect new directors, or reelect the current directors, as applicable (Va. Code Ann. § 13.1-675D).

The Shareholder Proposal requests that, upon the expiration of one or more of the current directors' term of office, the Company's board "appoint" a director meeting the criteria set forth by the Proponent. However, as discussed above, the VSCA and the Company's organizational documents vest the power to elect directors exclusively in the shareholders and, other than temporary appointment to fill vacancies, the directors have no authority to appoint directors. As a result, we believe that a Virginia court, to whom the issue is properly presented, would conclude that the Shareholder Proposal, if implemented, would violate state law, specifically the VSCA, for this reason.

In addition, the Shareholder Proposal calls for the election of an independent director with specific environmental and climate science expertise and the allocation of the board's responsibility for climate risk/environmental matters to that director. Under the VSCA, the board of directors of a corporation acts as a collective body. See Va. Code Ann. § 13.1-685 (requiring that a written consent be obtained from each director on the board when the board acts by written consent in lieu of a meeting) and Va. Code Ann. § 13.1-688 (requiring that action be taken by majority vote of a quorum at a meeting of directors). The only circumstance contemplated by the VSCA in which a subset of a board can be allocated responsibility for a specific topic is through the appointment of a committee. See Va. Code Ann. §§ 13.1-689 and 690B(3). Consistent with this, Dominion's bylaws also provide for the empowerment of a committee to exercise the authority of the board. Article XIV of Dominion's Bylaws, as amended and restated, effective May 3, 2013. By requiring the full board of directors of the Company to delegate particular board-level responsibilities to a subset of directors, the Shareholder Proposal essentially is calling for the creation of a board committee having responsibility over climate risk/environmental matters.

Under the VSCA, each committee of the board of directors of a Virginia corporation must have ***two or more*** members who serve at the pleasure of the full board. Va. Code Ann. § 13.1-689A (emphasis added). The Shareholder Proposal, however, only requires that a minimum of one environmental expert be appointed to the Company's board, and further provides that such environmental expert director shall be delegated specific responsibilities. Accordingly, if the board of directors of the Company only appoints one environmental expert to the board, consistent with the language of the Shareholder Proposal, then the Shareholder Proposal is calling for the creation of a board committee consisting of only one director; this is not consistent with the VSCA's statute pertaining to committees of a board of directors. As a result, we believe that a Virginia court, to whom the issue is properly presented, would conclude that the Shareholder Proposal, if implemented, would violate state law, specifically the VSCA, for this reason.

The foregoing opinions are being furnished only for the purpose referred to in the first paragraph of the opinion letter. At your request, we hereby consent to your delivery of a copy of this opinion to the Staff in connection with your no-action letter request. The opinions set forth herein are made as of the date hereof, and we assume no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware after the date hereof of any facts that might change the opinions expressed herein.

Very truly yours,

McGuireWoods LLP